Pricing Supplement (To the Prospectus dated September 7, 2018, the Prospectus Supplement dated September 7, 2018, and the Product Prospectus Supplement dated October 18, 2018)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-227001 July 10, 2020
Royal Bank of Canada	$240,000 Return Notes Due July 14, 2022 Linked to a Basket of 32 Common Equity Securities Senior Global Medium-Term Notes, Series H
General
•
The Notes are designed for investors who seek to receive a return linked to the performance of the basket of stocks (the “Basket”), as may be increased by the Basket Adjustment Factor. Investors should be willing to forgo interest and dividend payments and, if the value of the Basket decreases by more than approximately 1.672%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Royal Bank of Canada maturing on July 14, 2022.(a) Any payments on the Notes are subject to our credit risk.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes priced on July 10, 2020 (the “pricing date”), and will be issued on July 15, 2020 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	A basket consisting of 32 common equity securities. Each Basket Component, its component weighting and its Initial Level is set forth in the table on the following page.
Basket Adjustment Factor:	1.017
Payment at Maturity:
The payment at maturity will reflect the performance of the Basket, as increased by the Basket Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 in principal amount of the Notes that will be calculated as follows:
$1,000 × (1 + Basket Return) × Basket Adjustment Factor
Because the Basket Adjustment Factor is 1.017, if the Final Basket Level is less than approximately 98.328, investors will lose some or all of the principal amount.

Basket Return:	The performance of the Basket from the Initial Basket Level to the Final Basket Level, calculated as follows: Final Basket Level – Initial Basket Level Initial Basket Level
Initial Basket Level:	Set equal to 100 on the pricing date.
Final Basket Level:
The Final Basket Level will be calculated as follows:
100 × [1 + (the sum of, for each Basket Component, the Basket Component return multiplied by its component weighting)]
Each “Basket Component return” set forth above refers to the percentage change from the applicable Initial Level to the applicable Final Level, calculated as follows:
Final Level – Initial Level
          Initial Level

Initial Level:	For each Basket Component, its closing price on the pricing date on its primary exchange, as determined by the calculation agent.
Final Level:	For each Basket Component, the average of its closing prices on the valuation dates, as determined by the calculation agent.
Valuation Dates:	July 5, 2022, July 6, 2022, July 7, 2022, July 8, 2022 and July 11, 2022 (the “final valuation date”)(a)
Maturity Date:	July 14, 2022(a)
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
CUSIP/ISIN:	78013GWU5 / US78013GWU56
Estimated Value:
The initial estimated value of the Notes as of the pricing date was $989.76 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement and “Risk Factors” beginning on page PS-4 of the product prospectus supplement, beginning on page S-1 of the prospectus supplement and on page 1 of the prospectus.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this document is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000	$10	$990
Total	$240,000	$2,400	$237,600
1 Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.
2 JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $10 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A	J.P. Morgan Securities LLC
Placement Agents

The Basket:
The Basket is an unequally weighted basket consisting of the common equity securities of 32 issuers. Each such security is a “Basket Component.” The issuer, ticker symbol, weighting and Initial Level of each Basket Component are set forth below.
Basket Component Issuer	Bloomberg Symbol	Basket Component Weighting	Initial Level
Apple Inc.	AAPL	6.2480%	$383.68
Qualcomm Incorporated	QCOM	6.2480%	$92.51
Verizon Communications Inc.	VZ	6.2480%	$54.49
Intel Corporation	INTC	6.2480%	$59.53
AT&T Inc.	T	6.2480%	$30.13
T-Mobile US, Inc.	TMUS	6.2480%	$107.05
Cisco Systems, Inc.	CSCO	6.2480%	$46.66
Xilinx, Inc.	XLNX	5.7680%	$99.14
Micron Technology, Inc.	MU	5.6380%	$50.70
Broadcom Inc.	AVGO	5.4980%	$319.44
Keysight Technologies, Inc.	KEYS	4.9590%	$97.64
NXP Semiconductors N.V.	NXPI	3.0990%	$117.10
Marvell Technology Group Ltd.	MRVL	3.0290%	$38.31
Qorvo, Inc.	QRVO	2.8990%	$112.01
SBA Communications Corporation	SBAC	2.6790%	$304.42
Charter Communications, Inc.	CHTR	2.3690%	$537.92
Crown Castle International Corp.	CCI	2.1190%	$171.50
DISH Network Corp.	DISH	2.0790%	$31.87
Analog Devices, Inc.	ADI	1.8590%	$124.50
Skyworks Solutions, Inc.	SWKS	1.6890%	$131.22
iQIYI, Inc.	IQ	1.6400%	$22.99
Amphenol Corporation	APH	1.4800%	$94.93
Corning Incorporated	GLW	1.3700%	$26.67
Cadence Design Systems, Inc.	CDNS	1.2100%	$100.97
VMware, Inc.	VMW	1.1900%	$146.09
Juniper Networks, Inc.	JNPR	0.9800%	$22.62
Synopsys, Inc.	SNPS	0.9700%	$198.01
ANSYS, Inc.	ANSS	0.9200%	$301.65
Fortinet, Inc.	FTNT	0.8700%	$145.80
ON Semiconductor Corporation	ON	0.7400%	$20.49
Altice USA, Inc.	ATUS	0.7300%	$23.52
Liberty Global plc	LBTYK	0.4800%	$22.56

ADDITIONAL TERMS OF THE NOTES
You should read this pricing supplement together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement dated October 18, 2018, relating to our Senior Global Medium-Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018 and in the product prospectus supplement dated October 18, 2018, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement ERN-ES-1 dated October 18, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118040853/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, “Royal Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?
The following table illustrates the hypothetical payment and total return at maturity on the Notes.  The “total return,” as used in this pricing supplement, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000.  The hypothetical total returns and examples set forth below are based on the Basket Adjustment Factor of 1.017, and hypothetical Final Basket Levels as set forth below.  The actual Final Basket Level will be determined based on the arithmetic average of the closing price of each Basket Component on the valuation dates.
The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.
Final Basket Level	Basket Return	Payment at Maturity	Total Return on the Notes
160.00	60.00%	$1,627.20	62.720%
150.00	50.00%	$1,525.50	52.550%
140.00	40.00%	$1,423.80	42.380%
130.00	30.00%	$1,322.10	32.210%
120.00	20.00%	$1,220.40	22.040%
110.00	10.00%	$1,118.70	11.870%
105.00	5.00%	$1,067.85	6.785%
100.00(1)	0.00%	$1,017.00	1.700%
98.328(2)	-1.672%	$1,000.00	0.000%
95.00	-5.00%	$966.15	-3.385%
90.00	-10.00%	$915.30	-8.470%
80.00	-20.00%	$813.60	-18.640%
70.00	-30.00%	$711.90	-28.810%
60.00	-40.00%	$610.20	-38.980%
50.00	-50.00%	$508.50	-49.150%
40.00	-60.00%	$406.80	-59.320%
30.00	-70.00%	$305.10	-69.490%
20.00	-80.00%	$203.40	-79.660%
10.00	-90.00%	$101.70	-89.830%
0.00	-100.00%	$0.00	-100.000%

(1)	The Initial Basket Level will be set to 100.
(2)	If the Final Basket Level is less than approximately 98.328, you will lose some or all of the principal amount.

Hypothetical Examples of Amounts Payable at Maturity
The following examples illustrate how the payments set forth in the table above are calculated.
Example 1: The value of the Basket increases from the Initial Basket Level to a Final Basket Level of 110, resulting in a Basket Return of 10%.
In this case, the investor will receive a payment at maturity of $1,118.70 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 × (1 + Basket Return) × Basket Adjustment Factor
$1,000 x (1 + 10%) x 1.017 = $1,118.70
Example 2: The value of the Basket decreases from the Initial Basket Level to a Final Basket Level of 99, resulting in a Basket Return of -1%.
In this case, the investor will receive a payment at maturity of $1,006.83 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 × (1 + Basket Return) × Basket Adjustment Factor
$1,000 x (1 + -1%) x 1.017 = $1,006.83
Example 3: The value of the Basket decreases from the Initial Basket Level to a Final Basket Level of 60.00, resulting in a Basket Return of -40.00%.
In this case, the investor will receive a payment at maturity of $610.20 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 × (1 + Basket Return) × Basket Adjustment Factor
$1,000 x (1 + -40%) x 1.017 = $610.20
In this case, the amount that will be paid on the Notes will be significantly less than the principal amount. You will lose some or all of the principal amount if the Final Basket Level is less than approximately 98.328.

Selected Purchase Considerations
•	Uncapped Appreciation Potential — The Notes provide uncapped exposure to the performance of the Basket, as increased by the Basket Adjustment Factor.
•
Return Linked to an Unequally Weighted Basket of 32 Common Equity Securities — The return on the Notes is linked to the performance of an unequally weighted Basket that consists of 32 common equity securities, as set forth above.

Selected Risk Considerations
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Basket.  These risks are explained in more detail in the section “Risk Factors” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the value of the Basket. The Basket Adjustment Factor will provide a buffer against a modest decline of the Basket; however, you will lose some or all of the principal amount if the Final Basket Level is less than approximately 98.328.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Your return may be less than the return you would earn if you bought one of our conventional senior interest bearing debt securities.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time.  This will be the case even if the value of the Basket increases after the date that the Initial Levels were determined.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Changes in the Price of One Basket Component May Be Offset by Changes in the Prices of the Other Basket Components — The prices of the Basket Components may offset each other. The price of one Basket Component may increase, while the prices of one or more of the other Basket Components may decrease, reducing the value of the Basket.  Because some Basket Components have a greater weighting in the Basket as compared to the other Basket Components, adverse changes in their prices will have a greater adverse impact on the value of the Basket.

•
An Investment in the Notes Is Subject to Risks Associated with Specific Economic Sectors - The majority of the securities represented by the Basket Components are issued by companies engaged in the technology and communications sectors.  Accordingly, an investment in the Notes is subject to the specific risks of companies that operate in each of those sectors.  An investment in the Notes may accordingly be more risky than a security linked to a more diversified set of securities.

•
Owning the Notes Is Not the Same as Owning Shares of the Basket Components — The return on your Notes may not reflect the return you would realize if you actually owned shares of the Basket Components. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of these shares would have.

•	There Is No Affiliation Between Us and the Issuers of the Basket Components, and We Are Not Responsible for any Disclosure by Those Companies — We are not affiliated with the issuers of the

Basket Components.  However, we and our affiliates may currently, or from time to time in the future engage in business with those issuers.  Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information about the Basket Components or their issuers that those issuers prepare.  You, as an investor in the Notes, should make your own investigation into the Basket Components and their issuers.  Those issuers are not involved in this offering and have no obligation of any sort with respect to the Notes.  Those issuers have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.
•
The Notes Are Subject to Risks Arising from Non-U.S. Basket Components — NXPI, MRVL, IQ and LBTYK are securities that are issued by non-U.S. companies.  The prices of non-U.S. securities may be adversely impacted by conditions in the country where their respective issuers are organized or conduct a significant portion of their operations.

•
Some of the Basket Components Have Only a Limited Trading History — IQ commenced trading in March 2018, and ATUS commenced trading in June 2017.  These securities have a limited trading history that an investor can use to help evaluate their historical performance. Accordingly, the Notes may be a riskier investment than a comparable security that is linked solely to the performance of common equity securities with a longer trading history.

•
Risks Associated with Individual Stocks — The value of the Basket can rise or fall sharply due to factors specific to the Basket Components and their issuers, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the applicable issuers.

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the value of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Components;
•	the time to maturity of the Notes;
•	the dividend rate on the Basket Components;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•
The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the value of the Basket, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes Is an Estimate Only, Calculated as of the Pricing Date — The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

•	Market Disruption Events and Adjustments — The payment at maturity, the valuation dates and the Basket Components are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event on a valuation date, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
•
Anti-dilution Adjustments — For certain corporate events affecting a Basket Component, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect a Basket Component. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this pricing supplement or the product prospectus supplement as necessary to achieve an equitable result.

•
The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Basket Components that are not for the account of holders of the Notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the value of the Basket, could be adverse to the interests of the holders of the Notes.  We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Basket Components, including making loans to or providing advisory services.  These services could include investment banking and merger and acquisition advisory services.  These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes.  Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to one or more of the Basket Components.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any of these activities may affect the value of the Basket and, therefore, the market value of the Notes.

Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the value of the Basket. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.
We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the valuation dates, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

Information Regarding the Basket Components
Each of the Basket Components is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information filed with the SEC can be obtained through the SEC’s website at www.sec.gov.  In addition, information regarding the Basket Components may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the Basket Components and their issuers has been derived from publicly available information. We have not independently verified the accuracy or completeness of reports filed by these issuers with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source, or the information provided below.
We obtained the information regarding the historical performance of the Basket in the graph below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Basket Components should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the Basket on any valuation date.  We cannot give you assurance that the performance of the Basket will not result in the loss of all or part of your investment.
Apple Inc.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions.

The common stock of Apple Inc. is listed on the Nasdaq Global Select Market (the “Nasdaq”) under the ticker symbol “AAPL.”

Qualcomm Incorporated

Qualcomm Incorporated is a multinational semiconductor and telecommunications equipment company. The company develops and delivers digital wireless communications products and services based on CDMA digital technology.

The common stock of Qualcomm Incorporated is listed on the Nasdaq under the ticker symbol “QCOM.”

Verizon Communications Inc.

Verizon Communications Inc. is an integrated telecommunications company that provides wire line voice and data services, wireless services, internet services and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones.

The common stock of Verizon Communications Inc. is listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “VZ.”

Intel Corporation

Intel Corporation designs, manufactures and sells computer components and related products. The company’s major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory, graphic, network and communication, systems management software, conferencing, and digital imaging products.

The common stock of Intel Corporation is listed on the Nasdaq under the ticker symbol “INTC.”

AT&T Inc.

AT&T Inc. provides local and long-distance phone service, wireless and data communications, internet access and messaging, IP-based and satellite television, security services, telecommunications equipment, and directory advertising and publishing.

The common stock of AT&T Inc. is listed on the NYSE under the ticker symbol “T.”

T-Mobile US, Inc.

T-Mobile US, Inc. is one of four national wireless carriers in the U.S. The company was created as the combination of T-Mobile USA and MetroPCS.

The common stock of T-Mobile US, Inc. is listed on the Nasdaq under the ticker symbol “TMUS.”

Cisco Systems, Inc.

Cisco Systems, Inc. designs, manufactures, and sells Internet Protocol-based networking and other products related to the communications and information technology industry, and provides services associated with these products and their use. The company provides products for transporting data, voice, and video within buildings, across campuses, and globally.

The common stock of Cisco Systems, Inc. is listed on the Nasdaq under the ticker symbol “CSCO.”

Xilinx, Inc.

Xilinx, Inc. designs, develops, and markets complete programmable logic solutions. The company’s solutions include integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support.

The common stock of Xilinx, Inc. is listed on the Nasdaq under the ticker symbol “XLNX.”

Micron Technology, Inc.

Micron Technology, Inc., through its subsidiaries, manufactures and markets dynamic random access memory chips (DRAMs), static random access memory chips (SRAMs), flash memory, semiconductor components, and memory modules.

The common stock of Micron Technology, Inc. is listed on the Nasdaq under the ticker symbol “MU.”

Broadcom Inc.

Broadcom Inc. designs, develops, and markets digital and analog semiconductors. The company offers wireless radio frequency components, storage adapters, controllers, networking processors, switches, fiber optic modules, motion control encoders and optical sensors.

The common stock of Broadcom Inc. is listed on the Nasdaq under the ticker symbol “AVGO.”

Keysight Technologies, Inc.

Keysight Technologies, Inc. offers electronic measurement services using wireless, modular and software solutions.

The common stock of Keysight Technologies, Inc. is listed on the NYSE under the ticker symbol “KEYS.”

NXP Semiconductors N.V.

NXP Semiconductors N.V. operates as a global semiconductor company. The company designs semiconductors and software for mobile communications, consumer electronics, security applications, in-car entertainment and networking. The company offers its products for automotive, identification, wireless infrastructure, lighting, mobile and computing applications.

The common stock of NXP Semiconductors N.V. is listed on the Nasdaq under the ticker symbol “NXPI.”

Marvell Technology Group Ltd.

Marvell Technology Group Ltd. designs, develops and markets integrated circuits for communications-related markets. The company’s products provide the interface between analog signals and the digital information used in computing and communications systems. The company serves the broadband data communications markets in Bermuda and the United States.

The common stock of Marvell Technology Group Ltd. is listed on the Nasdaq under the ticker symbol “MRVL.”

Qorvo, Inc.

Qorvo, Inc. designs, develops, manufactures and markets a variety of high performance analog and mixed signal integrated circuits for the communications markets. The company’s products are used for wireless communications applications such as cellular and PCS, cordless telephony, wireless LANs, industrial radios, wireless security and remote meter reading.

The common stock of Qorvo, Inc. is listed on the Nasdaq under the ticker symbol “QRVO.”

SBA Communications Corporation

SBA Communications Corporation owns and operates wireless communications infrastructure in the United States. The company offers site leasing and development, construction and consulting services. The company leases antenna space on its multi-tenant towers to a variety of wireless service providers under long-term lease contracts.

The common stock of SBA Communications Corporation is listed on the Nasdaq under the ticker symbol “SBAC.”

Charter Communications, Inc.

Charter Communications, Inc. operates as a cable telecommunications company. The company offers cable broadcasting, internet, voice and other business services.

The common stock of Charter Communications, Inc. is listed on the Nasdaq under the ticker symbol “CHTR.”

Crown Castle International Corp.

Crown Castle International Corp. operates as a real estate investment trust. The company owns, operates and leases towers and other infrastructure for wireless communications. The company manages and offers wireless communication coverage and infrastructure sites in the United States and Australia.

The common stock of Crown Castle International Corp. is listed on the NYSE under the ticker symbol “CCI.”

DISH Network Corp.

DISH Network Corp. provides a direct broadcast satellite subscription television and audio programming and interactive television services to commercial and residential subscribers in the United States.

The common stock of DISH Network Corp. is listed on the Nasdaq under the ticker symbol “DISH.”

Analog Devices, Inc.

Analog Devices, Inc. designs, manufactures and markets integrated circuits used in analog and digital signal processing. The company's products are used in communications, computer, industrial, instrumentation, military, aerospace, automotive and high-performance consumer electronics applications.

The common stock of Analog Devices, Inc. is listed on the Nasdaq under the ticker symbol “ADI.”

Skyworks Solutions, Inc.

Skyworks Solutions, Inc., a wireless semiconductor company, designs and manufactures radio frequency and complete semiconductor system solutions for mobile communications applications. The company provides front-end modules, radio frequency subsystems and system solutions to wireless handset and infrastructure customers worldwide.

The common stock of Skyworks Solutions, Inc. is listed on the Nasdaq under the ticker symbol “SWKS.”

iQIYI, Inc.

iQIYI, Inc. offers video entertainment services. The company provides movies, television dramas, variety shows, and other video contents.

The American Depositary Shares of iQIYI, Inc. are listed on the Nasdaq under the ticker symbol “IQ.”

Amphenol Corporation

Amphenol Corporation designs, manufactures, and markets electrical, electronic and fiber optic connectors, interconnect systems, and coaxial and flat-ribbon cable. The company's products are used in a variety of industries, including telephone, wireless, and data communications systems, cable television systems, and commercial and military aerospace electronics.

The common stock of Amphenol Corporation is listed on the NYSE under the ticker symbol “APH.”

Corning Incorporated

Corning Incorporated is a global technology-based company. The company produces optical fiber, cable, and photonic components for the telecommunications industry, as well as manufactures glass panels, funnels, liquid crystal display glass, and projection video lens assemblies for the information display industry.

The common stock of Corning Incorporated is listed on the NYSE under the ticker symbol “GLW.”

Cadence Design Systems, Inc.

Cadence Design Systems, Inc. provides software technology, design and consulting services and technology. The company licenses its electronic design automation software technology and provides a variety of professional services.

The common stock of Cadence Design Systems, Inc. is listed on the Nasdaq under the ticker symbol “CDNS.”

VMware, Inc.

VMware, Inc. provides virtualization solutions from the desktop to the data center. The company offers products that addresses a range of IT problems which includes cost and operational inefficiencies, business continuity, software lifecycle management, and desktop management.

The common stock of VMware, Inc. is listed on the NYSE under the ticker symbol “VMW.”

Juniper Networks, Inc.

Juniper Networks, Inc. provides internet infrastructure solutions for internet service providers and other telecommunications service providers. The company offers network infrastructure solutions that includes IP routing, ethernet switching, security, and application acceleration.

The common stock of Juniper Networks, Inc. is listed on the NYSE under the ticker symbol “JNPR.”

Synopsys, Inc.

Synopsys, Inc. supplies electronic design automation solutions to the global electronics market. The company provides design technologies to creators of advanced integrated circuits, electronic systems, and systems on a chip.

The common stock of Synopsys, Inc. is listed on the Nasdaq under the ticker symbol “SNPS.”

ANSYS, Inc.

ANSYS, Inc. develops, markets, and supports software solutions for design analysis and optimization. The company’s software accelerates product time to market, reduces production costs, improves engineering processes, and optimizes product quality and safety for a variety of manufactured products.

The common stock of ANSYS, Inc. is listed on the Nasdaq under the ticker symbol “ANSS.”

Fortinet, Inc.

Fortinet, Inc. provides network security solutions. The company offers network security appliances, related software, and subscription services. Fortinet systems integrate the industry's broadest suite of security technologies, including firewall, VPN, antivirus, intrusion prevention (IPS), web filtering, antispam, and traffic shaping.

The common stock of Fortinet, Inc. is listed on the Nasdaq under the ticker symbol “FTNT.”

ON Semiconductor Corporation

ON Semiconductor Corporation supplies analog, standard logic, and discrete semiconductors for data and power management. The company offers products that include integrated circuits and analog ICs.

The common stock of ON Semiconductor Corporation is listed on the Nasdaq under the ticker symbol “ON.”

Altice USA, Inc.

Altice USA, Inc. operates as a telecommunication and media company. The company offers digital cable television, high-speed broadband and ultra-HD video, internet, local news and voice offerings, data, and digital advertising solutions.

The common stock of Altice USA, Inc. is listed on the NYSE under the ticker symbol “ATUS.”

Liberty Global plc

Liberty Global plc owns interests in broadband, distribution, and content companies operating outside the continental United States, principally in Europe.

The Class C ordinary shares of Liberty Global plc are listed on the Nasdaq under the ticker symbol “LBTYK.”

Historical Performance of the Basket
The following graph is based on hypothetical Basket closing levels for the period from March 29, 2018 (the first date that all of the Basket Components were traded publicly) through July 10, 2020, assuming that the Basket closing level was set equal to 100 on March 29, 2018. We derived the Basket closing levels based on the closing prices of the relevant Basket Components on the relevant dates.

160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
Basket Level
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Date

Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $10 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. We or one of our affiliates will also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
Delivery of the Notes will be made against payment for the Notes on July 15, 2020, which is more than two business days following the pricing date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately six months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes.  This is because the estimated value of the Notes reflects the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of the underwriting discount and our estimated profit from hedging the Notes.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Basket.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, reduced the initial estimated value of the Notes at the time the terms of the Notes were set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket, and the tenor of the Notes.  The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduced the economic terms of the Notes to you and resulted in the initial estimated value for the Notes being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
The placement agents have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to, any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

U.S. Federal Tax Consequences
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated October 18, 2018 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described herein as a pre-paid cash-settled derivative contract in respect of the Basket for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service (the “IRS”) could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
One or more of the Basket Components is one of the types of financial assets described under Section 1260 of the Code.  We refer you to the discussion in the product prospectus supplement dated October 18, 2018 under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Potential Application of Section 1260 of the Internal Revenue Code” for the consequences that may result under Section 1260 of the Code, including the possible recharacterization as ordinary income of any long-term capital gain (the “Excess Gain”) recognized by a U.S. holder in respect of a Note and the possible interest charge applicable to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in a gross income inclusion for such U.S. holder in taxable years prior to the taxable year of the sale or maturity of the Notes.
Under current IRS guidance, withholding on “dividend equivalent” payments (as discussed in the product prospectus supplement), if any, will apply to Notes that are issued as of the date of this pricing supplement if such Notes are “delta-one” instruments. Based on our determination that the Notes are delta-one instruments, non-U.S. holders will be subject to withholding on dividend equivalent payments, if any, under the Notes.  We will not pay additional amounts in respect of any dividend equivalent withholding.
The accompanying product prospectus supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.
Terms Incorporated in the Master Note
All of the terms appearing in the sections “Key Terms” (except the item captioned “Estimated Value”) and “U.S. Federal Tax Consequences” in this pricing supplement, and the applicable terms included in the product prospectus supplement, in the Series H MTN prospectus supplement and the prospectus are incorporated into the master global note that represents the Notes and is held by the Depository Trust Company.

Validity of the Notes
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes  is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 7, 2018, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated September 7, 2018.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 7, 2018, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated September 7, 2018.